Exhibit 8

Bain Capital (Europe) LLC

111 Huntington Avenue

Boston, MA 02199

July 14, 2004

Caravelle Investment Fund, L.L.C.

425 Lexington Avenue, 2nd Floor

New York, NY 10017

Paul, Hastings, Janofsky & Walker LLP

515 South Flower Street, 25th Floor

Los Angeles, CA 90071

Re:                             Purchase of 4,933,114 Shares of Common Stock of Samsonite Corporation:

Gentlemen:

In connection with our purchase of the above referenced securities (the “Securities”) from Caravelle Investment Fund, L.L.C. (“Seller”) pursuant to that Purchase Agreement dated as of the date hereof (the “Agreement”), we hereby represent and warrant as follows:

1.                                       Due Execution, Delivery and Performance by Purchaser. Bain Capital (Europe) LLC (“Purchaser”) has full right, power and authority to enter into the Agreement and perform the transactions contemplated thereby. The Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms. No consent, approval, authorization or other order of any court, regulatory body,  administrative agency or other governmental body is required for the execution and delivery of the Agreement or the consummation of the transactions contemplated hereby, and the execution, delivery and performance of the Agreement will not violate any law, judgment, contract, order or decree to which Purchaser is subject on the date hereof.

2.                                       Sophisticated Purchaser. Purchaser (i) is a sophisticated entity and is able to bear any financial risks associated with the purchase of the Securities, (ii) has adequate information to make an informed decision regarding the purchase of the Securities, (iii) has such knowledge and experience, and has made investments of a similar nature, so as to be aware of and understand the risks inherent in the purchase of the Securities, (iv) has independently, and without reliance upon Seller, and based on such information as Purchaser has deemed appropriate, made its own analysis and decision to purchase the Securities, and (v) is purchasing the Securities with investment intent and not with a view toward distribution.

3.                                       Unregistered Securities Acknowledgment.  Purchaser understands that the Securities have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be sold in the United States except pursuant to an effective registration statement, or pursuant to a duly available exemption from such registration requirements.

4.                                       Accredited Investor. Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Act.  Purchaser is buying the Securities for Purchaser’s own account and for investment, not as nominee or agent, and not with the view to or for resale in connection with the distribution thereof.

We hereby agree to cooperate with Seller in obtaining the consent of Samsonite Corporation to the purchase of the Securities and to cooperate in providing reasonably requested information to Paul, Hastings, Janofsky & Walker LLP so that they can render their legal opinion concerning the transaction. In rendering any legal opinion with respect to the Securities, Paul, Hastings, Janofsky & Walker LLP may rely on the representations contained in this letter.

Very truly yours,

Bain Capital (Europe) LLC

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Dwight Poler
Name:
Title: